Exhibit 10.60
Compensatory Arrangements for Executive Officers
     The Compensation Committee (the “Committee”) of the Board of Directors of OSI Pharmaceuticals, Inc. (“OSI” or the “Company”) approved the 2010 salaries and 2009 cash bonuses for OSI’s named executive officers (as that term is defined in Item 402 of Regulation S-K) as set forth in OSI’s proxy statement dated May 6, 2009 (the “2009 Proxy”). The following table sets forth the annual base salary level of such named executive officers for 2010 and the 2009 cash bonuses for each such officer:

Name and Position	2010 Base Salary	2009 Bonus
Colin Goddard, Ph.D. Chief Executive Officer	$700,000	$608,000

Pierre Legault Executive Vice President, Chief Financial Officer and Treasurer	$475,000	$274,860	[1]

Gabriel Leung Executive Vice President and President, Pharmaceutical Business	$464,000	$218,4000	[1]

Anker Lundemose, M.D., Ph.D., D. Sc. Executive Vice President, Corporate Development and Strategic Planning	£241,000	£115,280

Robert L. Simon Executive Vice President, Pharmaceutical and Technical Operations	$423,000	$217,700	[1]
Cash Bonuses
[1]	2009 Bonus does not include the named executive officer’s Retention Bonus as described below.
     The 2009 bonus awards were computed in accordance with the Committee’s policy of awarding annual bonuses for executive officers as disclosed in the Compensation Discussion and Analysis section of the 2009 Proxy. The bonus awards were paid out in February 2010 based on individual and corporate performance measurers considered in December 2009 and February 2010, respectively. OSI has established a discretionary annual cash bonus program for all of its employees, including its executive officers. The bonus targets, which are a percentage of base salary, for all of its executive officers are based upon their respective grade levels. The amount of bonus actually paid to its employees, including the executive officers (other than OSI’s CEO), is a function of the corporate and individual performance measures. The CEO’s bonus is based entirely on corporate performance measures. Consistent with its compensation objectives, a larger portion of the bonuses for OSI’s executive officers is tied to corporate performance as compared to individual performance. In addition, the performance of their respective department(s) or function group(s) is the largest component in measuring the individual performance for executive officers (other than the CEO).
     The actual amount of the bonuses paid to its executive officers, including the CEO, varies depending upon the Company’s performance (which is 80% of the total bonus) and, for executive officers other than the CEO and the CFO, such executive officers’ individual performance (which is 20% of the total bonus). The CFO’s bonus is comprised of 85% Company performance and 15% individual performance. The corporate component has ranged between 80% and 150% of the corporate component target and the individual performance component has ranged between approximately 80% and 150% of the individual performance component target depending upon an executive’s individual performance rating. In 2009, the Committee set the corporate component at 95% for all executive officers, including the CEO. The individual component of the annual cash bonus is based on the executive officer’s individual performance rating, determined in the manner discussed above. For 2009, the individual performance component of the annual cash bonus was set between approximately 100% and 200% for executive officers who received one of the top three performance ratings.
     The bonus targets for the named executive officers are either set in accordance with their employment agreements or are based upon their respective grade levels. The 2010 bonus targets (which represent a percentage of base salary) for the named executive officers are as follows:

Name	Target
Colin Goddard, Ph.D.	100%
Pierre Legault	55%
Gabriel Leung	50%
Anker Lundemose, M.D., Ph.D., D. Sc.	50%
Robert L. Simon	50%
Retention Bonuses
      In July 2009, the Compensation Committee approved the award of retention bonuses to all of our U.S.-based employees who agreed in writing to relocate to our new facility in Ardsley, New York. Under the terms of the retention bonuses, each employee who executed a commitment letter by October 1, 2009 received a lump sum payment equal to a specified percentage of such employee's 2009 base salary, which varied by employee grade level and other retention considerations. The commitment letter requires that the employee repay 100% of the retention bonus if his or her employment terminates on or prior to September 30, 2010 and 50% of the retention bonus if his or her employment terminates after October 1, 2010 but before September 30, 2011. The retention bonus is not subject to repayment after September 30, 2011. Pierre Legault, Gabriel Leung and Robert Simon each executed a commitment letter and received a retention bonus equal to 50% of their respective 2009 base salaries.
Equity Awards
     OSI grants equity awards of stock options, restricted stock, restricted stock units and/or deferred stock units to certain employees under its Amended and Restated Stock Incentive Plan. Most of its employees, including its executive officers, receive an annual equity grant in December. The total amount of equity to be granted is initially determined by the CEO in consultation with the Senior Vice President of Human Resources, and then recommended to the Committee for approval. The exercise price for all stock options is set at the closing price of OSI’s common stock on the date that the Committee approves the annual grant, with such approval date serving as the date of grant. Equity grants to the named executive officers are designed to provide a level of equity compensation that is at the approximate 50th percentile of that awarded by OSI’s peer group of companies. OSI determines the value of the grants provided to each executive officer. For 2009, the named executive officers received grants within 20% of their target guidelines, with the exception of Mr. Legault who received a grant of options and restricted stock units in excess of his 20% target guideline based on his individual performance rating.
Perquisites
     OSI provides very few perquisites to its executive officers. Certain of its named executive officers receive a reimbursement of relocation expenses and legal fees.